SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36235; 812-15924

Blue Tractor ETF Trust, <u>et al</u>.

June 30, 2026.

<u>AGENCY</u>: Securities and Exchange Commission ("Commission").

<u>ACTION</u>: Notice of an application to amend a prior order for exemptive relief.

<u>Summary of Application</u>: Applicants request an order ("Amended Order") that would amend a Prior Order (as defined below) to expand the universe of instruments in which a Fund (as defined below) is permitted to invest.

<u>Applicants</u>: Blue Tractor ETF Trust and Blue Tractor Group, LLC.

<u>Filing Dates</u>: The application was filed on October 24, 2025, and amended on April 2, 2026 and June 23, 2026.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's Secretary at <u>Secretarys-Office@sec.gov</u> and serving Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. Eastern time on July 27, 2026 and should be accompanied by proof of service on the Applicants in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by emailing the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:

The Commission: Commission's Secretary, Secretarys-Office@sec.gov.

Applicants: Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP,

MMundt@stradley.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel; Thomas

Ahmadifar, Branch Chief, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825

(Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated June 23,

2026, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch https://www.sec.gov/search-filings. You

may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

I.   Introduction

1.   On March 9, 2021 and then on February 27, 2024 the Commission issued orders

to the Applicants under section 6(c) of the Investment Company Act of 1940 granting an

exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder, and

under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and

17(a)(2) of the Act (respectively, the "Custom Basket Order" and the "Long/Short Order"),[1] both

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[1]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 34194
(Feb. 10, 2021) (the "Custom Basket Notice") and Investment Company Act Release No. 34221 (Mar. 9,

of which amended an order issued on December 10, 2019 (the "Original Order"[2] and, as subsequently amended by the Custom Basket Order and Long/Short Order, the "Prior Order").[3] The Prior Order allows Applicants to operate actively-managed exchange-traded funds ("ETFs") that are not required to disclose their full portfolio holdings on a daily basis (each, a "Fund"). Rather, pursuant to the Prior Order, on each Business Day[4] each Fund publishes a Dynamic SSR Portfolio (a "Portfolio Reference Basket") designed to closely correlate to the daily performance of the Fund, along with a Guardrail Amount reflecting the maximum amount by which the weightings of specific securities and cash positions in the Portfolio Reference Basket will deviate that day from those specific securities and cash positions in the Fund's actual portfolio.[5]

      2.   Under the Prior Order, a Fund is permitted to invest only in certain enumerated instruments,[6] and to engage in short selling of instruments in which the Fund is permitted to hold

2021) (the "Custom Basket Order"). *See also* Blue Tractor ETF Trust, et al., Investment Company Act Release No. 35121 (Jan. 31, 2024) (the "Long/Short Notice") and Investment Company Act Release No. 35148 (Feb. 27, 2024) (the "Long/Short Order") (allowing the Funds to engage in short selling but only in Portfolio Instruments).

[2]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 33682 (Nov. 14, 2019) (the "Original Notice") and Investment Company Act Release No. 33710 (Dec. 10, 2019) (the "Original Order"). The Original Order also granted, under section 12(d)(1)(J) of the Act, an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"). The Section 12(d)(1) Relief expired on January 19, 2022. *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[3]   Except as specifically noted in the application for an Amended Order, as amended and restated and filed with the Commission on June 23, 2026 (File No. 812-15924), all representations and conditions contained in the amended and restated application for the Original Order (File No. 812-14625) as filed with the Commission on October 23, 2019 (the "Original Application"), as modified by the amended and restated application for the Custom Basket Order (File No. 812-15162) filed with the Commission on January 19, 2021 and the application for the Long/Short Order (File No. 812-15209) ("Long/Short Application") filed with the Commission on January 30, 2024, remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

[4]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the Prior Order.

[5]   *See* Original Application at 10.

[6]   *See* Original Application at 8.

as long positions.[7] Applicants now seek to amend the Prior Order to permit a Fund to invest in securities and instruments in addition to Prior Order Investments, including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with Shares, and derivatives ("Amended Order Investments"). As a condition of Applicants' requested amendment, each Fund would comply with additional requirements, including disclosing additional information about its portfolio.

II.   The Application

A.   Applicants' Proposal

3.   The Amended Order would give Funds the same investment flexibility to choose its investments as ETFs relying on rule 6c-11 under the Act ("Rule 6c-11 ETFs")[8] subject to the same portfolio holdings disclosure requirements as Rule 6c-11 ETFs with respect to Amended Order Investments. Pursuant to the Amended Order, each Fund's portfolio will be invested in two sleeves. A Fund will invest the first sleeve solely in Prior Order Investments for which the Fund will disclose a Portfolio Reference Basket designed to track closely the daily performance of the sleeve (the "Semi-Transparent Sleeve"). A Fund will invest the second sleeve solely in Amended Order Investments and will publicly disclose all such investments daily in accordance with the requirements of rule 6c-11(c) under the Act (the "Fully-Transparent Sleeve"). Applicants represent that the Funds do not intend to use Amended Order Investments to hedge or otherwise offset exposure to Prior Order Investments. Applicants also represent that any Fund that invests in Amended Order Investments will not engage in short sales or hold short positions and, to the

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[7]   Long/Short Application at 3.

[8]   The Funds are not able to operate in reliance on rule 6c-11 and will not be able to do so under the Amended Order, because they do not and will not disclose all of their portfolio holdings daily as required by the rule. See rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for the Fund's calculation of per share NAV).

extent a Fund invests in Amended Order Investments that are derivatives, such derivatives will not be used for short exposure.

4.   Under the Amended Order, the published Portfolio Reference Basket for a Fund that invests in Amended Order Investments will consist of two distinct portions: (i) a first portion corresponding to the Semi-Transparent Sleeve of the Fund's portfolio, constructed in accordance with the terms and conditions of the Prior Order; and (ii) a second portion corresponding to the Fully-Transparent Sleeve of the Fund's portfolio, disclosing all Amended Order Investments in accordance with the portfolio holdings disclosure requirements of rule 6c-11(c)(1) under the Act. The ratio of the Fully-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of the Amended Order Investments to the Fund's aggregate portfolio holdings. The ratio of the Semi-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of all investments other than Amended Order Investments to the Fund's aggregate portfolio holdings. The Guardrail Amount will represent the maximum potential deviation in the weightings of specific securities and cash positions in the Semi-Transparent Sleeve of the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Semi-Transparent Sleeve of the Fund's actual portfolio as of the beginning of each trading day.

5.   Under the Prior Order, for at least the first three years after a Fund's launch, the Adviser must monitor the Fund's Tracking Error, Premiums/Discounts, and trading spreads and promptly call a Board meeting if any of these surpass Board-approved thresholds (the "Three-Year Requirement"). Under the Amended Order, a Fund will be subject to a new Three-Year

Requirement on the date the Fund first acquires Amended Order Investments, to enable the Adviser and Board to evaluate the Fund's arbitrage processes and trading performance.

B.   Considerations relating to the Requested Relief

6.   Applicants represent that, given the Funds will disclose all Amended Order Investments in accordance with rule 6c-11, allowing a Fund to have the requested investment flexibility does not give rise to any new policy concerns and will not cause any negative impacts to the Funds' arbitrage processes, bid-ask spreads, premiums/discounts, or otherwise adversely affect the Funds' operations. Further, Applicants stated that they anticipate a Fund's daily disclosure of a Portfolio Reference Basket that includes all Amended Order Investments in its portfolio in their actual weights, along with periodic disclosure of full portfolio holdings in accordance with the Funds' portfolio holdings disclosure policies, will allow market participants to understand the relationship between the performance of a Fund and its Portfolio Reference Basket and will facilitate the arbitrage process that keeps a Fund's per share market price close to its NAV.

7.   Further, Applicants stated they do not expect a Fund's investments in Amended Order Investments to cause investor confusion because the Fund's prospectus, market materials, and website will describe the semi-transparent nature of the Fund and will explain the differences between the Semi-Transparent Sleeve and the Fully-Transparent Sleeve, including the investment types that may be included in each sleeve.

III.   Requested Exemptive Relief

Applicants believe that the Prior Order continues to meet the relevant standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

IV.   Applicants' Conditions:

Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order and will be subject to new conditions as follows:

11.   To the extent a Fund invests in Amended Order Investments, the Fund will publish a new Portfolio Reference Basket that consists of two distinct portions: (i) a first portion corresponding to the Semi-Transparent Sleeve; and (ii) a second portion corresponding to the Fully-Transparent Sleeve that fully discloses all Amended Order Investments in a manner consistent with Rule 6c-11(c)(1). The ratio of the Fully-Transparent Sleeve portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of the Amended Order Investments to the ETF's aggregate portfolio holdings. The ratio of the Semi-Transparent portion of the Portfolio Reference Basket to the total Portfolio Reference Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF's aggregate portfolio holdings.

12. Each Fund that invests in Amended Order Investments will publish prominently on its website, which is publicly available and free of charge, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.